NEWS RELEASE

Stratasys Announces Retirement of David Reis as CEO

Company appoints Ilan Levin, current Stratasys board member and 15-year industry veteran, as successor CEO

Minneapolis & Rehovot, Israel, June 2, 2016 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, today announced that David Reis has decided to step down from his position as the Chief Executive Officer, effective June 30, 2016.

During his tenure as CEO, David Reis led the successful merger and integration of Stratasys and Objet, and oversaw the strong growth that has established Stratasys as an industry leader. Mr. Reis also initiated the company’s recent transformation, as it developed a broad, solutions-based business model that targets new manufacturing applications across key vertical markets.

While he has announced his plans to retire as CEO, Mr. Reis will remain a member of the Stratasys board of directors as an Executive Director.

“The board of directors is grateful for David’s seven years of service as CEO to Stratasys and Objet,” said Elan Jaglom, Stratasys’ Chairman of the Board. “David has shown strong dedication to our customers and employees, while guiding the company through a period of extraordinary growth. He is also responsible for initiating a critical business transformation designed to support our long-term leadership in the prototyping market while expanding into applications for manufacturing. The board looks forward to working with David in his capacity as Executive Director and to the value he will provide in supporting our long-term strategy.”

Effective July 1, Ilan Levin, a member of the Board and Executive Committee of Stratasys, will assume the role of CEO.

Mr. Levin has served as a member of the Board of Directors of Objet since 2000 and served as President and Vice Chairman of the Objet Board prior to the Stratasys-Objet merger in 2012. Mr. Jaglom remarked, "Speaking on behalf of the whole Board, we are confident that Ilan’s understanding of the company’s business and strategy will enable him to build upon Stratasys' market position, foster a smooth transition and successfully advance the company’s strategic vision."

“It has been a privilege to lead Stratasys and its very talented team during a truly transformative period for our company and industry,” said Mr. Reis, Stratasys’ outgoing CEO. “The time has come to transition leadership, and I am extremely pleased to have a highly-capable successor who has extensive knowledge of all aspects of Stratasys, including our technologies, markets and strategic roadmap. Ilan is an additive manufacturing pioneer, and has been a key figure in our industry for many years. I am confident in his ability to conduct a seamless transition and lead our company into the future.”

Mr. Levin said, "I am honored to be taking on the role as CEO and to continue working with the global Stratasys team to advance our company’s goals and values."

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,700 employees and 800 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com